CONTACT:
                                          Marianne V. Pastor
                                          (703) 335-7800

                                FOR IMMEDIATE RELEASE

Williams Industries, Inc.
Settles Multi-Million Dollar Contract Issues;
Announces Improved Third Quarter Results

     Manassas, VA. --- June 10, 2004 --- Williams Industries, Inc. (NASDAQ - WMSI) today announced results for the third quarter of Fiscal 2004. For the three months ended April 30, 2004, the company reported earnings of $119,000 or $0.03 per share on revenue of $14,867,000 compared to April 30, 2003 losses of $356,000 or $0.10 per share on revenue of $12,249,000. For the nine months ended April 30, 2004, the company reported a loss of $321,000 or $0.09 per share on revenues of
$40,512,000.   For the corresponding period in the prior year, the
company reported a loss of $912,000 or $0.25 per share on revenues of $38,937,000.

     Frank E. Williams, III, the company's president and CEO, noted that in addition to having improvements in profitability, the company also resolved several key contract issues during the third quarter. "Williams Bridge Company has now formalized its agreement to fabricate, deliver and erect more than 14,650 tons of steel for nine bridges that are part of the Springfield Interchange Project in Virginia," Williams said.

     In March, the company reported that increases in the cost of steel caused the company to consider not accepting the multi-million dollar Springfield Interchange project award. Since that time, negotiations have been underway with the project's owner, VDOT, and the prime contractor. The company has reached an agreement with the prime contractor as it relates to this project. Steel for several bridges has already been ordered.

     The combination of the Springfield Interchange Project and the Woodrow Wilson Bridge Project, along with several smaller jobs, bring the company's backlog to $61 million at April 30, 2004.

     In addition to dealing with concerns related to the costs of materials on the Springfield job and other projects, the company, during the third quarter, also resolved several outstanding equipment issues by purchasing four cranes, which had previously been leased, for $1.0 million.

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Williams Industries --- Page Two --- June 10, 2004


Third Quarter Highlights:

     Revenue of $14.9 million was 21% higher than last year's $12.2 million. Demand for the company's products and services varied
significantly during the quarter.   Some projects were postponed or
delayed due to customers' schedule slippage, as well as the current instability in steel prices. State transportation contract awards have been slowed by budget deficits and concern over the size of future Federal Highway allocations to the states. The Federal highway program, which is the funding source behind a significant portion of road construction in the United States, is now operating under a non-binding resolution that assumes a minimum spending level of $218 billion for fiscal 2004 to 2009. Congress continues to wrestle with a new
appropriations' bill for infrastructure funding.   The issue was
scheduled to have been resolved in September 2003, but continues to encounter political hurdles. In the event additional Highway Trust Funds are authorized, it is estimated that the new resolution would provide appropriations for highway and transit spending somewhere between $258 and $318 billion over the next six years. If this resolution becomes part of the budget, federal highway spending could increase from its current Fiscal 2003 level of $31.6 billion to an average of $36.3 billion for years 2004 to 2009.

     Williams Industries' fiscal year is from August 1 to July 31. The subsidiaries of Williams Industries, Inc. provide a wide range of quality, cost competitive services and products for the industrial, commercial and institutional construction markets. The construction and manufacturing services include: steel and precast concrete erection; miscellaneous metals installation; the fabrication of welded steel plate girders; rolled steel beams, and light structural and other metal products; the construction, repair and rehabilitation of bridges.

     This release contains forward-looking statements, which are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please go to the company's web site "www.wmsi.com" or call the investor relation's office at (703) 335-7800.

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